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August 13, 2021	Christopher Labosky T +1 617 235 4732 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Megan Miller

Re:  Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) — Responses to Comments Regarding Shareholder Reports on Form N-CSR and Annual Report on Form N-CEN

Dear Ms. Miller:

On March 2, 2021, Baillie Gifford Funds (the “Trust”) filed its annual report to shareholders on Form N-CSR (the “Equity Fund Annual Report”) relating to each series of the Trust (each, a “Fund”) other than Baillie Gifford Multi Asset Fund (“MAF”), for each such Fund’s fiscal year ended December 31, 2020. On June 30, 2021, the Trust filed its annual report to shareholders on Form N-CSR (the “MAF Annual Report”) relating to MAF for the fiscal year ended April 30, 2021. On July 1, 2021 the Trust filed its annual report on Form N-CEN relating to MAF (the “MAF N-CEN”) for the fiscal year ended April 30, 2021.

On July 30, 2021, you provided to the undersigned, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Equity Fund Annual Report, the MAF Annual Report and the MAF N-CEN. We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.       Comment: The Trust’s response to Item B.23 on the MAF N-CEN indicates that during the reporting period MAF made a distribution required to be accompanied by a written notice pursuant to Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19a-1 thereunder. This response does not appear to align with information in the Financial Highlights included in the MAF Annual Report, which indicates that MAF did not make any capital gain distributions or distributions that would constitute return of capital during its fiscal year ended April 30, 2021. Please confirm whether the response to Item B.23 on the MAF N-CEN is accurate and, if so, whether MAF should have provided shareholders with a Rule 19a-1 notice.

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Response: The Trust confirms that its response to Item B.23 on the MAF N-CEN filing should be “no” as, during the reporting period, MAF did not “pay any dividend or make any distribution in the nature of a dividend required to be accompanied by a written statement pursuant to section 19(a) of the [1940 Act]… and rule 19a-1 thereunder.” The Trust confirms that it will file an amendment to its MAF N-CEN with the revised response to Item B.23 shortly after filing this comment response letter.

2.       Comment: In the MAF Annual Report, in the Statement of Operations section beginning on page 22, there is a caption under “Expenses” entitled “Advisory fees waived/reimbursed.” The amount of this waiver appears to exceed the amount of accrued advisory fees during the period. Please consider renaming this caption or providing additional clarification as to the calculation of this wavier amount.

Response: In response to this comment, going forward the Trust will revise the caption that currently reads “Advisory fees waived/reimbursed” to instead read “Fees waived/expenses reimbursed,” in order to clarify that this line in the Statement of Operations section includes the total amount of fees waived and other expenses reimbursed.

3.       Comment: With respect to the Equity Fund Annual Report, please confirm that all other income, including non-cash dividends that exceed 5% of a Fund’s total income, has been stated separately on the Funds’ Statement of Operations.

Response: The Trust confirms that all other income, including non-cash dividends that exceed 5% of a Fund’s total income, has been stated separately on each Fund’s Statement of Operations in the Equity Fund Annual Report. The Trust also confirms that if a Fund had non-cash dividends that exceeded 5% of a Fund’s total income, the non-cash dividends would be stated separately on the Fund’s Statement of Operations. To clarify that the Trust’s practice in this regard is consistent with applicable reporting requirements, in response to this comment, in future shareholder reports the Trust intends to revise the disclosure in the “Securities Transactions and Investment Income” section of the Notes to Financial Statements as follows (new language is underlined):

Non-cash income, if any, is included in investment income, with any non-cash income exceeding 5% of a Fund’s total income stated separately on the Statement of Operations, and is recorded at the fair market value of securities received.

Please do not hesitate to call me at 617-235-4732 if you have any questions or require additional information.

Sincerely,

- 3 -	August 13, 2021

/s/ Christopher Labosky

Christopher Labosky

cc:	Lindsay Cockburn, Treasurer of the Trust
Gareth Griffiths, Baillie Gifford Overseas Limited
George B. Raine, Ropes & Gray LLP
Maureen A. Miller, Vedder Price P.C.